1934 Act Registration No. 1-31517

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of January 2003

China Telecom Corporation Limited
(Translation of registrant’s name into English)

31 Jin Rong Avenue
Beijing, China 100032
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)  Yes  ☐  No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                 .)

EXHIBITS

Exhibit Number		Page

1.1	Announcement, dated January 9, 2003.	4

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: January 10, 2003	By:	/s/ Zhou Deqiang
Name: Zhou Deqiang Title: Chairman and CEO

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Exhibit 1.1
CHINA TELECOM<00728>—Exceptional Turnover Movement

The Stock Exchange has received a message from China Telecom Corporation Limited which is reproduced as follows:-

“This statement is made at the request of The Stock Exchange of Hong Kong Limited.

We have noted the recent increase in the trading volume of the shares of the Company and wish to state that we are not aware of any reasons for such increase.

We also confirm that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under paragraph 3 of the Listing Agreement, neither is the Board aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price-sensitive nature.

Made by the order of the Board of China Telecom Corporation Limited the directors of which individually and jointly accept responsibility for the accuracy of this statement.

Mr. Li Ping

9th January, 2003”